J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

July 20, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brian Cascio
Michael Fay
Russell Mancusco
Caleb French
Heather Percival

Re:	Bloom Energy Corporation
Registration Statement on Form S-1 (File No. 333-225571)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Bloom Energy Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on July 24, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Fenwick & West LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s Preliminary Prospectus dated July 9, 2018:

(i)	Dates of distribution: July 9, 2018 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 10
(iii)	Number of prospectuses furnished to investors: approximately 4,352
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 58

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC

Acting severally on behalf of themselves and the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ G. L. Chamberlain
Name:	G. L. Chamberlain
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name:	Rizvan Dhalla
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]